IMPERIAL

1 May 2002

02034020

Ms A Kein
Stop 3-4
Office of International Corporate Finance
Securities & Exchange Commission
450 Fifth Street
WASHINGTON DC 20549 USA

SUPPL

Dear Anne

RE: ADR FACILITY

Please find enclosed a copy of the Third Quarter Activities and Cashflow Report lodged with the Australian Stock Exchange Limited on 30 April 2002.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

D L Hughes
Secretary

dh7745a

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, NSW 2000 Australia
PO Box R356 Royal Exchange NSW 1225 • Tel (61 2) 9251 1846 Fax (61 2) 9251 2558

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/04/2002

TIME: 15:11:19

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Third Quarter Activities & Cashflow Reports

IMPERIAL

30 April 2002

Total Pages 16

QUARTERLY REPORT TO 31 MARCH 2002
TO AUSTRALIAN STOCK EXCHANGE LIMITED
UNDER LISTING RULE 5.2

The following summaries the operations of Imperial One Limited for the period 1 January 2002 to 31 March 2002.

HIGHLIGHTS

Corporate

At a General Meeting of Members of the Company held on 27 March 2002 Shareholders approved the following resolutions:-

1. Ordinary Resolution to ratify and approve the grant of 37,295,000 options to PSG Doyle Capital Limited. The options are exercisable at $0.01 each at anytime up to 31 December 2006.

2. Ordinary Resolution to ratify and approve the placement of 18,421,100 convertible notes made on 19 December 2001 to PSG Doyle Capital Limited.

3. Ordinary Resolution to issue within 3 months after the date of the Meeting of up to 34,210,500 convertible notes at 1.9 cents to PSG Doyle Capital Limited.

The approval of Resolutions 1 and 2 results in the options and convertible notes previously issued to PSG Doyle Capital Limited will now not be converted as part of the limitation in ASX Listing Rule 7.1 on the issue by the Company of equity securities representing 15% of the Company's issued capital. With the approval of Resolution 3 the Company can issue up to 34,210,500 convertible notes which as provided for under the PSG Doyle Capital Limited financing package will repay the interim loan of $400,000 and allow for a further drawdown of $250,000 if required by the Company.

BEMAX RESOURCES NL [23.48%]

HIGHLIGHTS

<u>Gingko Project</u> *(BeMaX 75% & Operator)*

Decision announced to proceed with A$158 million Ginkgo mineral sands development, subject to securing acceptable off-take agreements and finance, after the Bankable Feasibility Study confirmed the project's economic viability.

Revenues from rutile, zircon, ilmenite and leucoxene products are estimated at A$1.2 billion over the 14 year mine life.

Positive market feedback on Ginkgo products has been received and negotiations for offtake agreements continue.

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Combining Ginkgo with the nearby Snapper deposit produces a 25 year project with a potential Net Present Value in excess of A$200 million.

The Ginkgo Mining Lease was granted by the New South Wales Minister for Mineral Resources, establishing Ginkgo as the first fully permitted major mineral sands project in the Murray Basin.

Development Consent for the Ginkgo mine site granted by the Minister for Planning, NSW.

General Terms of Approval received from individual regulatory bodies for the Mineral Separation Plant in Broken Hill.

An effective reduction in mineral sands royalties announced by the NSW Government will significantly benefit the Ginkgo Project.

Exploration

Global resources controlled by BeMaX in wholly owned or joint venture properties increased by 21% to 40 million tonnes of contained Heavy Mineral ("HM").

Corporate

Sons of Gwalia Ltd significantly increased its interest in the Ginkgo Project by acquiring minority 25% BIPJV party, Probo Mining Limited.

Development expertise was enhanced by the appointment of Metallurgical Manager, Mr Graham Balderson, by BeMaX.

INTRODUCTION

During the quarter ended 31 March 2002, BeMaX Resources NL ("BeMaX") achieved a number of significant milestones in its progression towards becoming a major Australian heavy mineral sands producer.

Successful completion of the A$6 million Bankable Feasibility Study ("BFS") and grant of the Mining Lease for the flagship Ginkgo Project (BIP Joint Venture: BeMaX 75% and Operator, Sons of Gwalia Ltd 25%) resulted in the BIPJV owning the first fully permitted major mineral sands mining lease in the Murray Basin.

The Murray Basin is rapidly emerging as a new world-class Mineral Sands Province, containing over 110 million tonnes of Heavy Mineral ("HM") in announced resources to date. Within the New South Wales region, BeMaX controls tenements covering approximately 8,500km2 (Figure 1) and containing a global resource of approximately 40 million tonnes of HM. This resource has rapidly increased since early 2001, and is expected to further expand as BeMaX continues to explore and define new deposits.

Ginkgo and Snapper are two of the larger coarse-grained mineral sands deposits currently delineated in the Murray Basin. Subject to financing and market offtake agreements, Ginkgo could be commissioned in the second half of 2003 with first products to market in first half 2004. Snapper, situated 10km southwest of Ginkgo and with a HM content rivalling that of Ginkgo, could be developed independently or, if incorporated into the Ginkgo Project, increase the total mine life to over 25 years.

Ginkgo Project
EL5474
(BIP Joint Venture: BeMaX 75%, Sons of Gwalia Ltd 25%)

The March 2002 quarter saw the culmination of 14 months effort on the Ginkgo BFS and mine permitting process, with the economic viability of Ginkgo confirmed and the Ginkgo Mining Lease granted.

Additionally, in a significant development for the BIP Joint Venture ("BIPJV"), in April 2002 Probo Mining Limited (25% direct interest in the BIPJV) was acquired by Sons of Gwalia Ltd. More details are contained in section 4.2 of this report.

BANKABLE FEASIBILITY STUDY

In February 2002, the BIPJV announced the successful completion of the A$6 million Ginkgo Mineral Sands Project BFS, which confirmed the project's economic viability. The Boards of the Joint Venturers resolved to proceed with the development of Ginkgo subject to securing acceptable offtake agreements and finance.

Ginkgo is located 200km south of Broken Hill and 120km north of Mildura. The project has a Proved and Probable Reserve of 184 million tonnes averaging 3.2% HM and containing 5.7 million tonnes HM. The Measured and Indicated Resource is 205 million tonnes at 3.2% HM, indicating a notably high resource to reserve conversion ratio of 89%.

The BFS development strategy for Ginkgo involves the production of a heavy mineral concentrate at the minesite by low cost dredging and wet concentration, which would be transported to a Mineral Separation Plant (MSP) located at Broken Hill. Final products would be railed to Port Pirie in South Australia for export.

The BFS was completed on time and within budget. Assessed to an accuracy of +/-10%, it showed a robust and viable 14 year project. The capital cost is estimated at A$158 million with an after-tax Internal Rate of Return (IRR) in excess of 30%. Estimated revenue over the life of the mine is over A$1.2 billion.

Average annual production is proposed to be 53,000t rutile, 32,000t zircon, and 124,000t ilmenite and 76,000t leucoxene (70% TiO_2) products. Under the BFS timeframe, construction would commence in late 2002 with first product shipment in early 2004.

The revenue to cash cost ratio derived from the BFS results indicates that Ginkgo would be at the upper end of the second quartile (first quartile being most favourable) in comparison against 18 existing global mineral sands operations. This reflects Ginkgo's favourable mining characteristics of low slimes (2%) and lack of substantial induration, the ability to employ low cost dredge mining and the significant proportion of high-valued rutile and zircon in the heavy mineral concentrate.

Further details, including an Executive Summary, are available on the company's website www.bemax.com.au.

Independent Technical Review

The BFS is now undergoing technical due diligence review by the Independent Technical Engineer, Behre Dolbear Australia Pty Ltd ("BDA"), who were appointed by financial advisor to the BIPJV, ABN AMRO Australia Limited ("ABN AMRO"), for the purposes of providing potential financiers with an independent view of the project.

BDA's review of the BFS has identified no fatal flaws.

Supplementary work to improve the technical database for the first seven years of the mine path commenced in the March quarter. Ancillary infill drilling at 25m spacing on various lines has confirmed the continuity and distribution of mineralisation stated in the BFS. Additional slimes/ore characterisation samples, taken at eight locations, are currently undergoing analysis to confirm the values utilised in the BFS. Additional bulk sample drilling was also conducted at various locations to confirm the representative nature of the major bulk sample programme carried out in May 2001. Samples from both the ore characterisation and bulk sample programmes were further utilised for MSP optimisation studies, as noted in section 2.3 of this report.

Marketing & Financing

Positive market feedback on Ginkgo products has been received from titanium feedstock and zircon consumers to which samples were despatched in late 2001, and negotiations for offtake agreements continue. ABN AMRO is also continuing discussions with potential financiers to the Project.

DEVELOPMENT APPROVAL PROCESS

Ginkgo Mining Lease ("ML")

The Ginkgo Mining Lease was granted by the NSW Minister for Mineral Resources in March 2002, resulting in Ginkgo becoming the first fully permitted major mineral sands project in the Murray Basin.

Grant of the ML completed the comprehensive permitting process for the mine site. Significant pre-requisites for grant of the ML were Development Consent by Planning, NSW (formerly DUAP), which was received in February 2002; and Section 31 Native Title Consent with the registered native title claimants, the Barkandji people, and the Minister for Mineral Resources, NSW, completed December 2001.

Mineral Separation Plant - Development Applications ("DA") and Environmental Impact Studies ("EIS")

The development approval process for a Broken Hill Mineral Separation Plant ("MSP") continued to progress as planned. The DA and EIS for the proposed MSP site were submitted in December 2001 and the public review period closed in February 2002. General Terms of Approval (GTA's) have been received from the individual regulatory bodies and have been addressed. Issue of the draft conditions for the Development Consent is imminent. It is expected that final Development Consent will be received in May 2002.

Leaseholders

Leaseholder compensation negotiations for the development of the Ginkgo mine site continued during the March quarter.

PRE-DEVELOPMENT OPERATIONS

Optimisation and Value Engineering

Post-completion review of the BFS identified various opportunities to enhance the mine operations and MSP efficiency, and achieve cost reductions and improvements in deliverables.

The MSP is particularly amenable to optimisation via production of cleaner feed and the application of new technology High Tension Separators. Samples from the ore characterisation and bulk sample programmes are being extensively tested to identify potential design and recovery optimisations. Preliminary results from advanced flowsheet design and testwork has indicated that upside on the BFS conclusions may be available, and work is continuing to determine the final cost/benefit parameters.

Subsequent to the March quarter, in April 2002 BeMaX entered into an agreement with Austpac Resources NL on the commercial terms for implementation of a low temperature ilmenite roasting technology to produce high TiO_2, low chrome ilmenite. This agreement also covers construction and commissioning under a consortium led by Ausenco Limited, who will provide detailed engineering design, commissioning support and performance guarantees.

Infrastructure

Contract modelling has commenced to ensure that project financing and equity funding requirements are satisfied prior to final sign-offs on construction agreements.

Discussions continued with various Government bodies and agencies towards agreement on the applicable parameters for funding and operational standards with respect to power, water supply, transport and levies payable.

Royalties

Subsequent to the end of quarter, in April 2002 the NSW Government, in response to submissions by BeMaX, announced an effective reduction in mineral sands royalties, changing the calculation base from Free On Board ("FOB") to Ex-mine. Royalty calculation will now take into account the costs associated with mineral concentration, including transport, depreciation on plant and equipment, fuel and energy, administration, laboratory and metallurgical expenses. This change is expected to result in significant cost savings to the Ginkgo Project and all other potential BeMaX mineral sands operations in the NSW portion of the Murray Basin.

Exploration

GLOBAL RESOURCE

A new global resource containing 40Mt of Heavy Minerals for the numerous deposits outlined to date by BeMaX in the Pooncarie region was announced in February 2002 (Table 1). This represented an increase of 21% on the previous announced resource, and was based on independent laboratory assay results.

It is expected that the global resource will continue to expand rapidly given the open nature of several deposits and BeMaX's success in the location of new deposits. BeMaX's tenements are strategically situated in the northern region of the Murray Basin (Figure 1), a highly prospective area for large, coarse-grained beach type deposits which are amenable to conventional gravity separation techniques. BeMaX has been extremely successful in using low-cost air-core drilling techniques for the discovery and delineation of deposits. Total exploration and feasibility expenditure attributable to the global resource indicates an average cost of approximately $0.30 per tonne of HM.

Various deposits on BeMaX's wholly owned Nanya Exploration Licence EL5368 (Figure 2) are not yet included in the global resource estimate.

Deposit	Tonnes (Mt)	Grade HM% at 1.0% cut-off	Tonnes of HM Mt	Average Depth to HM (m)	Average Thickness (m)	Status	Slime (%)	Over-size (%)
BIP JV (BeMaX 75%, Sons of Gwalia 25%)								
Ginkgo	205	3.23	6.6	30	30	Measured + Indicated	2.0	0.15
Snapper	109	4.8	5.2	30	12	Indicated	2.6	0.10
Winchester	103	4.1	4.3	48	11	Inferred	2.4	0.24
Gallipoli	461	2.0	9.1	42	18	Inferred	3.4	0.35
Minervah	35	3.0	1.0	64	7	Inferred	1.6	0.16
Crayfish	144	1.5	2.2	25	10	Inferred	5.5	0.04
Laburnum	70	2.9	2.1	32	9	Inferred	4.3	0.01
Somme	40	1.6	0.7	28	9	Inferred	4.3	0.19
Sub total	1,167		31.2					
BeMaX/Basin Joint Venture ("BB JV") *(BeMaX 60% and operator, Basin Minerals Holdings NL 40%)*								
Yabbie	302	1.9	5.8	38	11	Inferred	2.3	1.07
Shamrock	129	2.3	3.0	32	5	Inferred	4.3	2.43
Sub total	431		9.0					
TOTAL	1,598		40.0					

Table 1: Summary of resources controlled by BeMaX

BIP JOINT VENTURE
EL's 5474, 5483
(BeMaX 75%, Sons of Gwalia Ltd 25%)

EL5474 - Pooncarie

Re-evaluation of the deposits outlined within the Pooncarie region continued during the quarter with receipt of all assay results. This most prospective area, situated around the town of Pooncarie, has outlined several large mineral sand deposits to date. These deposits include Gallipoli, Laburnum, Crayfish, Winchester, Somme and Minervah (Table 1, Figure 2).

EL5483- Coombah

Early stage reconnaissance exploratory drilling at Coombah was conducted during March 2002. Minor mineralisation, located southeast of the previously discovered Coombah strand, will be further delineated following assay results.

BB JOINT VENTURE
ELs 5532, 5578
(BeMaX 60%, Basin Minerals Holdings NL 40%)

No field exploration was carried out during this quarter. Drilling is expected to commence in the next quarter.

100% owned Tenements
EL's 5368, 5662-5668 inclusive

During regional drilling prospective sands were not encountered within EL's 5666 and 5667, which have subsequently been relinquished. Parts of EL's 5663 to 5665 and 5668 have also been relinquished following early reconnaissance drilling (Table 2).

Exploration Licence (EL)	% of EL relinquished
EL5368	9%
EL5663	23%
EL5664	31%
EL5665	12%
EL5666	100%
EL5667	100%
EL5668	53%

Table 2: Relinquished areas of 100% owned BeMaX tenements

No field exploration was carried out during this quarter. Drilling is expected to resume later in the year.

Corporate

General

The statutory financial report for the Half Year ended 31 December 2001 was lodged with the Australian Stock Exchange in January 2002.

Internal development expertise was enhanced during the quarter by the BeMaX appointment of Metallurgical Manager, Mr Graham Balderson.

Probo Mining Limited acquisition by Sons of Gwalia Ltd

Subsequent to the March quarter and as noted above, in April 2002 Probo Mining Limited (25% party in the BIPJV) was acquired by Sons of Gwalia Ltd ("Gwalia"). This direct interest now joins Gwalia's indirect interest in the BIPJV through its 19% shareholding in BeMaX.

Gwalia also owns other Murray Basin mineral sands assets through its 50% equity in the Murray Basin Titanium Joint Venture ("MBT"). MBT is the owner of the Wemen mineral sands operation, which was initiated as a combined pilot plant and production unit and is the first operating mine in the Murray Basin. However, the Ginkgo Project is scheduled to produce substantially higher tonnages and a wider suite of products than Wemen.

BeMaX welcomed the move by Gwalia, with the view that Gwalia's increasing commitment and experience in the Murray Basin mineral sands industry will enhance the BIPJV's Ginkgo Project and other assets.

Further information, including recent ASX announcements, is available on the Company website www.bemax.com.au.


Legend
Basin/BeMaX Tenement
BIP Tenement
BeMaX Tenement
Known HM Deposits/ Prospects
Highway, Sealed and Unsealed road
River
Lake
Willandra Lakes World Heritage Area
Menindee
Tandou
EL5662 Darling
EL5483 Coombah
EL5368 Nanya
EL5474 Pooncarie
ML1504 Ginkgo Mining Lease
EL5578 Pooncarie Darling
EL5532 Pooncarie Project
EL5663 Khartoum
EL5665 Mungo
Wentworth
Mildura
EL5664 Koolaman
Euston
EL5668 Euston
0
35
70
kilometres
BeMaX
Resources NL
Murray Basin
Mineral Sands Project
Tenements

Figure 1: BeMaX Tenements


BeMaX EL5662
BIP EL5474
Darling River
Basin/BeMaX EL5578
Laburnum
Winchester
Ginkgo
Somme
Pooncarie
Minervah
Crayfish
Tobruk
Gallipoli North
Snapper
Gallipoli
Shamrock
Basin/BeMaX EL5532
Yabbie
Drill Collar
1% HM Contour
3% HM Contour
5% HM Contour
10% HM Contour
Basin/BeMaX Tenement
BIP Tenement
BeMaX Tenement
Basin/BeMaX EL5532
N
0
5
10
kilometres

Figure 2: BeMaX Tenements - Pooncarie region

CATCHA.COM LIMITED [13%]

QI 2002 for Catcha.com Ltd continued to show progress in the group's aim to become one of the leading media and entertainment companies targeting the digital generation in Asia. An aggressive growth plan is being implemented that centres around Catcha being a leading player in 3 key areas: Internet, Publishing and Events.

Whilst market conditions continued to remain challenging, the company achieved success in the following areas:

- Group sales up 30% year on year
- Catcha launches events arm with two signature events scheduled for Q2
- Catcha Publishing receives Malaysian publishing licence

The group is on track to be EBITDA positive for the financial year 2002. This will be achieved whilst launching several growth initiatives. The Internet arm will continue to seek technology cost efficiencies and explore introducing paid content revenue streams in line with Global trends. The Publishing arm will launch a Malaysian edition JUICE Magazine and launch Singapore and Thailand editions of The Black Book.

Catcha's key proposition as an Asian media owner is it's unique focus on Generation D, the digital generation - A Gen-X and Gen-Y mix of consumers aged between 15 - 39 years old. Generation-D is one of the fastest growing groups in Asia in terms of size, affluence, aspirations and most importantly complexity. To date, no other Media Group is specifically targeting this highly lucrative niche. Our aim is to be a marketer's first choice for reaching this generation whether it be an internet approach, publishing strategy, event sponsorship or some combination of the three to achieve results!

OZNETWORK PTY LIMITED [78.5%]

General

OzNetwork focussed solely on Internet website design and development in the current quarter, remaining cash flow positive on an operational basis for the quarter.

The company is now looking towards an acquisition in the next 6 months in the area of hardware implementation and support, allowing the business to effectively match its development resources with a larger client base gained via acquisition. OzNetwork undertook two office hardware and virtual private network installations during the quarter and will be expanding this opportunity in the near future via a combination of internal growth and acquisition.

OzSearch Internet Guide

The OzSearch Internet Guide continues to operate under a minimal cost structure, and is primarily used to offer Premier Business Listings to existing and new clients.

OzSearch will be moving to a pay for submission and listing structure in Q2 2002, in line with competitors in the search directory market, both locally and overseas. OzSearch receives thousands of submissions for listing each month and expects to convert a portion of these to paid submissions.

Web Development

OzNetwork Web Design undertook work for 12 clients during the quarter resulting in a four-fold revenue increase on Q4 2001.

OzNetwork Web Design expanded the scope of its development team to include Java programmers and graphic design staff, presenting a more comprehensive team of developers to the market.

MESSAGE TECHNOLOGIES PTY LIMITED

During the quarter Message Technologies soft launched its first web-community product - a dating website using instant messaging technology. The site currently has over 7,500 members globally. Members pay a monthly fee to participate and can upload their profiles as well as see which members are online at any time.

Development of the Message Technologies software platform is continuing and expected completion date is end of Q2 2002. The company expects to license the software globally in a range of communities of interest. Billing and support will be undertaken by Message Technologies and licencees will receive a share of membership revenues derived from their site.

INDUSTRIAL MINERALS MARKETING PTY LIMITED [100%]

The Company continues to trade profitably and is continuing to seek new export markets for its attapulgite products.

GURINA PROJECT – EL 4428 Victoria [100%]

No exploration activities were undertaken during the Quarter.

MAY DAY PROJECT – ML 1361 NSW [100%]

Rehabilitation of the site is continuing with completion expected by year end.

Bruce W McLeod
Chairman

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

IMPERIAL ONE LIMITED

ABN	Quarter ended ("current quarter")
29 002 148 361	31 MARCH 2002

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A	Year to date (...9.... months) $A
1.1	Receipts from product sales and related debtors	1,498,540	4,154,237
1.2	Payments for (a) exploration and evaluation	(1,001)	(4,295)
	(b) development	-	-
	(c) production	(1,891,242)	(4,886,544)
	(d) administration	(49,451)	(241,835)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	508	2,701
1.5	Interest and other costs of finance paid	(12)	(34)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	**(442,658)**	**(975,770)**
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	(437,500)
	(c) other fixed assets	(47,946)	(48,529)
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	158,087	456,610
	(c)other fixed assets	9,600	9,600
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	**119,741**	**(19,819)**
1.13	Total operating and investing cash flows (carried forward)	**(322,917)**	**(995,589)**

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(322,917)	(995,589)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	21,861
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	257,916	1,349,416
1.17	Repayment of borrowings	(137,500)	(1,392,465)
1.18	Dividends paid	-	-
1.19	Other (provide details if material)	-	-
	Net financing cash flows	**120,416**	**(21,188)**
	Net increase (decrease) in cash held	(202,501)	(1,016,777)
1.20	Cash at beginning of quarter/year to date	396,785	1,211,061
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	**194,284**	**194,284**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.23	Aggregate amount of payments to the parties included in item 1.2	36,009
1.24	Aggregate amount of loans to the parties included in item 1.10	NIL

1.25 Explanation necessary for an understanding of the transactions

1) Salary paid to a Director by a related entity $28,009.
2) Consultant Fees paid to a Director by Imperial One Limited $8,000.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

NIL

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

NIL

Financing facilities available

Add notes as necessary for an understanding of the position.

+ See chapter 19 for defined terms.

		Amount available $A	Amount used $A
3.1	Loan facilities	1,000,000	750,000
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A
4.1	Exploration and evaluation	20,000
4.2	Development	NIL
	Total	**20,000**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
5.1	Cash on hand and at bank	56,784	259,285
5.2	Deposits at call	137,500	137,500
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	**194,284**	**396,785**

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	NIL	NIL		
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	 NIL NIL	 NIL NIL		
7.3	**+Ordinary securities**	377,923,153	377,923,153		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	 NIL NIL	 NIL NIL		
7.5	**+Convertible debt securities** *(description)*	18,421,100	NIL		Note Convertible at 1.9 cents maturing 19 December 2002
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	 NIL NIL	 NIL NIL		
7.7	**Options** *(description and conversion factor)*	 177,064,309 14,350,000 41,439,068 37,295,000	 177,064,309 NIL 41,439,068 NIL	*Exercise price* 20 CENTS 9 CENTS 10 CENTS 1 CENT	*Expiry date* 31 JULY 2003 6 JULY 2005 (EXECUTIVE OPTIONS) 30 JUNE 2004 31 DECEMBER 2006
7.8	Issued during quarter	NIL	NIL	NIL	
7.9	Exercised during quarter	NIL	NIL		
7.10	Expired during quarter	NIL	NIL		
7.11	**Debentures** *(totals only)*	NIL	NIL		
7.12	**Unsecured notes** *(totals only)*	NIL	NIL		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 30-4-2002
(~~Director~~/Company secretary)

Print name: David Hughes

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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+ See chapter 19 for defined terms.